Exhibit 99.1

Vertical Aerospace Provides First Quarter Update, Achieves Key Execution Milestones and Advances Toward Certification

•	Completed full envelope expansion prototype flight test campaign, becoming the first eVTOL to complete a two-way piloted transition – a critical technical milestone – under civil aviation Design Organisation Approval regulatory oversight

•	Secured financing package of up to $850 million, strengthening liquidity and positioning delivery on technical and operational milestones progressing toward certification, with $50 million in raised equity and $30 million accessed to date

•	On track to complete Critical Design Review (CDR), establishing the certifiable design baseline and formalized partnership network

•	Q1 2026 Business & Strategy Update call today at 08:30 am ET (13:30 BST)

London, UK & New York, USA, May 6, 2026 - Vertical Aerospace (NYSE: EVTL) (“Vertical,” “we,” “our” or the “Company”), a global aerospace and technology company that is pioneering electric aviation, today will provide a Business & Strategy Update for the first quarter of 2026, highlighting continued progress across flight testing, certification, and financing.

The Company’s Q1 2026 financial results filing is available on its investor relations website.

Stuart Simpson, CEO at Vertical, said: “This quarter represents a clear inflection point for Vertical. The successful completion of two-way piloted transition flight demonstrates our aircraft’s performance in real-world conditions and validates the core architecture required for certification. With this milestone achieved, our focus now shifts to executing Critical Design Review and advancing toward certification. Combined with our recent financing, we believe we are well positioned to deliver against our roadmap and progress Valo toward commercialization.”

Recent Highlights

Completion of Two-way Piloted Transition

•	Successfully completed the fourth and final phase of the prototype aircraft piloted flight test campaign under the direct oversight of the UK Civil Aviation Authority (CAA), validating core technology and supporting the certification pathway.

•	2026 milestones to date include completion of both thrustborne transition flight and two-way piloted transition flight, a critical technical validator achieved by a limited number of global peers.

•	Completion of the piloted flight test campaign marks the transition from technology demonstration into certification-focused development.

•	The Company plans a series of upcoming public flight demonstrations

Advancing Toward Critical Design Review

•	Progressing towards the Critical Design Review (CDR), which establishes the certifiable design baseline and enables the build and test of certification-conforming aircraft.

•	Represents a key gating milestone ahead of full-scale certification testing, locking aircraft design elements, key supply chain configuration, and the certification partner ecosystem.

•	Significant progress achieved across all major workstreams, including supplier alignment and validation of key structural and system elements.

•	After CDR is achieved, preparation for assembly of the first pre-production aircraft begins, supporting continued progression toward certification.

Financial Outlook & Clear Path to Certification

•	Strengthened balance sheet with a financing package of up to $850 million, providing access to a flexible suite of capital.

•	Financing package is aligned to support key technical and operational milestones and progress towards certification.

•	Ended the quarter with approximately $96 million (£73 million) of cash and cash equivalents.

•	Short-term liquidity includes cash of approximately $103 million (£76 million) and anticipated near-term receipts from R&D tax reliefs (approximately $23 million / £17 million) and government grants & VAT (approximately $7 million / £6 million).

•	Expected net cash outflows of between approximately $180 million and $200 million (£135 million to £145 million) over the next 12 months, reflecting continued investment in public flight demonstrations and key certification activities.

•	Short-term liquidity, together with anticipated draws under available facilities, expected to provide at least 12 months runway.

Positioned for Next Phase

With the completion of transition flight and continued progress toward CDR, Vertical is entering a phase defined by disciplined execution against its certification roadmap.

The Company’s third prototype aircraft is expected to commence flight testing shortly, supporting further validation and certification activities.

Joining the Q1 Webcast

Vertical will host a webcast at 08:30 am ET (13:30 GMT) today to discuss the first quarter’s results. The call will be hosted by Vertical Chair, Dómhnal Slattery and Stuart Simpson, Vertical’s CEO. They will be joined by Simon Davies, Vertical’s Chief Test Pilot, and David King, Vertical’s Chief Engineer.

To access the webcast, visit Vertical’s Investor Relations website at https://investor.vertical-aerospace.com/events-and-presentations/events/. A replay will be available on the Company’s website following the event.

Annual Report

Vertical filed its 2025 Annual Report, including FY25 financial results on March 24, 2026. A copy of the Annual Report is available on the Company’s Investor Relations website and at www.sec.gov. Vertical will provide a hard copy of the Annual Report containing its audited consolidated financial statements, free of charge, to its shareholders upon request. Requests should be directed in writing by email to investors@vertical-aerospace.com, or by post to Vertical Aerospace Ltd., Unit 1 Camwal Court, Chapel Street, Bristol BS2 0UW, United Kingdom.

About Vertical Aerospace

Vertical Aerospace is a global aerospace and technology company pioneering electric aviation. Vertical is creating a safer, cleaner, and quieter way to travel. Valo is a piloted, four-passenger, Electric Vertical Take-Off and Landing (eVTOL) aircraft, with zero operating emissions. Vertical is also developing a hybrid-electric variant, offering increased range and mission flexibility to meet the evolving needs of the advanced air mobility market.

Vertical combines partnerships with leading aerospace companies, including Honeywell, Syensqo and Aciturri, with its own proprietary battery and propeller technology to develop the world’s most advanced and safest eVTOL.

Vertical has c.1,500 pre-orders of Valo, with customers across four continents, including American Airlines, Avolon, Bristow, GOL and Japan Airlines. Certain customer obligations are expected to be fulfilled via third-party agreements. Headquartered in Bristol, UK, Vertical’s experienced leadership team comes from top-tier aerospace and automotive companies such as Rolls-Royce, Airbus, GM, and Leonardo. Together, they have previously certified and supported over 30 different civil and military aircraft and propulsion system.

For more information:

Justin Bates, Head of Communications: justin.bates@vertical-aerospace.com +44 7878 357 463

Samuel Emden, Head of Investor Affairs: samuel.emden@vertical-aerospace.com +447816 459 904

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act and Section 21E of the Exchange Act. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding our future results of operations and financial position as well as our expected financial performance and operational performance, liquidity, growth and profitability strategies, the business strategy and plans and objectives of management for future operations, certification and the commercialization of the Valo aircraft and the hybrid-electric Valo variant on any particular timeline or at all, and the completion of piloted flight test program and flight demonstrations; selection of suppliers; our ability to raise additional capital to fund our operations; our plans for capital expenditures which could be higher than anticipated; the design and manufacture of the Valo aircraft; the differential strategy compared to our peer group; the features and capabilities of the Valo aircraft; potential revenue opportunities; expectations surrounding pre-orders and commitments; the assumptions underlying the Company’s Flightpath 2030 goals, as well as statements that include the words goals,” “targets,” “objectives,” “plan,” “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “are likely to” and similar statements of a future or forward-looking nature. These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected. The targets, expectations and estimates included in this report were prepared by the Company’s management team based on information available at the time such information was developed and reflects numerous assumptions, including those related to general business, economic, market, and financial conditions, as well as other factors that are difficult to predict and many of which are beyond the Company’s control. The Company believes the assumptions underlying such targets, expectations and estimates were reasonable at the time such information was prepared. However, important factors that may affect actual results and cause the results reflected in such targets, expectations and estimates not to be achieved including, among other things, risks and uncertainties relating to the Company’s business, industry performance, the regulatory environment, and general business and economic conditions, as discussed under the caption “Risk Factors” in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 24, 2026, as such factors may be updated from time to time in the Company’s other filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.